SECU

16022477

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SEC Mail Processing Section DEC 22 2016 Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Securities (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52 Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2016 DEC 23 AM 11:08 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mansoor Mahmood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Securities (USA) LLC, as of October 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SUZANNE CONNORS FRANCO
Notary Public, State of New York
No. 01FR6175998
Qualified in New York County
Commission Expires October 22, 2019

Suzanne Connors Franco
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Securities (USA) LLC

Statement of Financial Condition

October 31, 2016

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors of
TD Securities (USA) LLC

We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Securities (USA) LLC at October 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 16, 2016

TD Securities (USA) LLC

Statement of Financial Condition

October 31, 2016

(In Thousands)

Assets	
Cash	$ 159,068
Securities segregated under federal regulations	52,882
Collateralized financing agreements:	
Securities borrowed	1,346,249
Securities purchased under agreements to resell	21,177,908
Receivable from brokers, dealers and clearing organizations	566,271
Receivable from affiliates	92,024
Financial instruments owned, at fair value (includes securities pledged as collateral of $11,124,774)	13,915,989
Interest receivable	56,847
Deferred tax assets, net	50,949
Taxes receivable	23,844
Fixed assets, at cost (net of accumulated depreciation and amortization of $23,467)	22,552
Other assets	33,262
Total assets	$ 37,497,845
Liabilities and member's equity	
Liabilities:	
Loan from affiliate	$ 2,850,000
Collateralized financing agreements:	
Securities sold under agreements to repurchase	21,426,658
Payable to brokers, dealers and clearing organizations	1,265,355
Financial instruments sold, but not yet purchased, at fair value	9,687,879
Payable to affiliates	156,187
Taxes payable	12,681
Interest payable	33,455
Accounts payable, accrued expenses and other liabilities	257,604
	35,689,819
Liabilities subordinated to claims of general creditors	1,085,000
Total liabilities	36,774,819
Member's equity	723,026
Total liabilities and member's equity	$ 37,497,845

See accompanying notes to statement of financial condition.

1. Organization

TD Securities (USA) LLC ("TDSL" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). Effective July 1, 2016, the Bank's legal entities in the United States were reorganized to be compliant with the enhanced prudential standards for foreign banking organizations established under Dodd Frank. As a result, TDGUS has become the top-tier intermediate holding company ("IHC") mandated by the rule and the Company is now a subsidiary within the IHC corporate structure. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association ("NFA") as an introducing broker and swap dealer and is subject to the rules of the Commodities Futures Trading Commission ("CFTC"). The Company is also a Primary Dealer of the Federal Reserve Bank of New York.

TDSL acts as both a broker (i.e., agent) and a dealer (i.e., as principal) in the purchase and sale of U.S and Canadian corporate debt, equity and money market securities and listed futures. TDSL also acts as principal and agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments.

J.P. Morgan Clearing Corp., National Financial Services LLC, and Merrill Lynch Professional Clearing Corp., all U.S. broker-dealers, act as clearing agents for the Company's equity trading activities. Additionally, TDSL clears certain fixed income securities and futures through the Bank, The Bank of New York Mellon, National Financial Services LLC, Euroclear Plc and J.P. Morgan Securities LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

2. Summary of Significant Accounting Policies (continued)

Specific Balance Sheet Captions

Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

Securities Segregated Under Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amount included in securities segregated under federal regulations in the statement of financial condition approximates fair value.

Collateralized Financing Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Such transactions are collateralized by U.S treasuries, government agencies and corporate bonds. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with market value in excess of the principal amount loaned. The market value of the securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed are collateralized financing arrangements that are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender of the securities. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, but not yet purchased, at fair value

Financial instruments owned and financial instruments sold, but not yet purchased, at fair value, arise as a result of the Company's trading activities as a dealer in various financial instruments. These instruments are recorded on a trade date basis. The financial instruments are carried at fair value in the statement of financial condition. See note 10 for additional information on valuation of instruments owned and instruments sold, but not yet purchased.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist primarily of securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), and receivables from clearing brokers. Payables to brokers, dealers, and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive). Brokers and dealers receivables and payables also include net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value. See note 5 for additional information on receivables from and payables to brokers, dealers and clearing organizations.

Receivables from and Payables to Affiliates and Loan from Affiliate

Loan from affiliate represents the amount drawn by the Company under its existing $20.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of fees receivable for providing brokerage services to affiliates and amounts due to the TDH under tax transfer pricing agreements. See note 7 for additional information on related-party transactions.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is determined on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases.

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company provides Restricted Share Units ("RSUs"), which are stock-based compensation units that vest and mature three years after the grant date to its qualified employees. The employee is paid a value at maturity equal to the closing share price of the Bank's share price on the Toronto Stock Exchange at maturity date. The awards are cliff vested, whereby employees are not entitled to any awards until the three-year vesting period ends. RSUs are classified as awards that call for settlement in cash.

RSUs are accrued for and expensed at the grant price (market value of the underlying shares at grant date) in accordance with ASC 718-10, *Compensation-Stock Compensation,* over the vesting period. On the statement of financial condition, the RSU liability, reported in accrued expenses and other liabilities, is marked to market. To mitigate the variability of compensation cost resulting from the movement of the stock price, the Company enters into multiple total return swap agreements with the Bank, which are marked to market.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the statement of financial condition date.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate

2. Summary of Significant Accounting Policies (continued)

for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company recognizes the changes in the net funded or unfunded plan assets as increases or decreases in other comprehensive income ("OCI"). All OCI included in the Company's financial statements relates to actuarial gains and losses on the Company's Pension and Post Retirement Benefit plans.

The Company funds pension costs in thc year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with ASC 740, *Income Taxes*. Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities. A deferred tax valuation allowance is established when in the judgment of management it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

3. New Accounting Policies

In February 2016, the FASB issued guidance that requires assets and liabilities from all outstanding lease contracts to be recognized on balance sheet (with limited exceptions). The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. A lessee will continue to recognize expense in its income statement in a manner similar to the requirements under the current lease accounting guidance. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. The guidance also eliminates the real estate specific provisions of the current guidance. The standard will be effective for annual reporting periods beginning after December 15, 2018. The Company is currently assessing the impact on the financial statements of adopting this standard.

In June 2016, the FASB issued guidance that requires the Company to provide users of the financial statements with more information on expected credit losses on financial instruments held at each balance sheet date. The amendments replace the current incurred loss methodology with an expected loss methodology incorporating a broader range of information to support credit loss estimates. The guidance will be effective for fiscal years beginning after December 15, 2019. The Company is currently assessing the impact on the financial statements of adopting this standard.

4. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

Financial instruments owned and securities sold, but not yet purchased at October 31, 2016, consist of the following at fair value (in thousands):

	Owned	Sold, not yet purchased
U.S. government bonds	$ 13,628,437	$ 9,600,464
U.S. corporate bonds	180,593	87,384
U.S. common shares	1,626	-
Municipal bonds	105,240	-
Exchange trades options	93	31
Total	$ 13,915,989	$ 9,687,879

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or re-pledge the securities to others, subject to certain limitations.

5. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2016, consist of the following (in thousands):

	Receivable	Payable
Securities failed to deliver/receive	$ 528,978	$ 465,196
Receivable from/payable to clearing brokers	37,293	800,159
	$ 566,271	$ 1,265,355

The receivable from clearing brokers arises primarily from securities transactions executed for clients or the proprietary trades of the Company that have not yet settled. The Company may be exposed to settlement risk associated with these transactions in the event that its clearing agents or clients are unable to satisfy their contracted obligations.

6. Collateralized Financing Transactions

The Company enters into securities repurchase and reverse repurchase agreements and securities borrowing transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including U.S Government and agency securities, corporate bonds, cash or other collateral.

Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. At October 31, 2016, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $22.4 billion, of which $3.6 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $10.8 billion, of which $0.8 billion was received from affiliated companies.

The Company pledges assets owned to collateralize repurchase agreements. Pledged assets that can be sold or re-pledged by the secured party are disclosed parenthetically in financial instruments owned, at fair value, on the statement of financial condition.

6. Collateralized Financing Transactions (continued)

Offsetting of Collateralized Financing Transactions

Substantially all securities repurchase and reverse repurchase agreements are transacted under master repurchase agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company offsets repurchase and reverse repurchase transactions with the same counterparty on the statement of financial condition when the transactions have the same explicit maturity date and enforceable netting terms are included in the master repurchase agreement.

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged.

(amounts in $millions)	Assets - October 31, 2016					
	Gross Assets	**Amounts Offset in Statement of Financial Condition**	**Net Amounts Reported in Statement of Financial Condition**	**Financial Instruments**	**Cash collateral received**	**Net Asset**
Receivables under reverse repurchase agreements	$ 30,722	$ (9,544)	$ 21,178	$ (21,140)	$ (38)	$ -
Receivables under securities borrowed transactions	1,346	-	1,346	(1,315)	-	31
Total	$ 32,068	$ (9,544)	$ 22,524	$ (22,455)	$ (38)	$ 31

	Liabilities - October 31, 2016					
	Gross Liabilities	**Amounts Offset in Statement of Financial Condition**	**Net Amounts Reported in Statement of Financial Condition**	**Financial Instruments**	**Cash collateral paid**	**Net Liability**
Payables under repurchase agreements	$ 30,971	$ (9,544)	$ 21,427	$ (21,413)	$ (14)	$ -
Total	$ 30,971	$ (9,544)	$ 21,427	$ (21,413)	$ (14)	$ -

6. Collateralized Financing Transactions (continued)

The columns titled financial instruments represent the market value of securities pledged and received under repurchase agreements or securities lending agreements where there is a legally enforceable netting agreement. These amounts are not offset in the statement of financial condition, but are shown as a reduction to the net amounts reported in the statement of financial condition for the purpose of deriving a net asset or liability in the above table.

Payable under Repurchase Agreement and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent repurchase agreements by remaining term to maturity and class of collateral pledged as of October 31, 2016. As of October 31, 2016, the Company had no repurchase-to-maturity transactions.

(Amounts in $millions) **Maturity**

	Overnight and continuous	30 days or less	After 30 through 90 days	After 90 days	Cash Collateral Paid
Payables under repurchase agreements	$ 19,093	$ 1,689	$ 637	$ 8	$ 21,427
Total	$ 19,093	$ 1,689	$ 637	$ 8	$ 21,427

Class of Collateral Pledged	Payable under repurchase agreements
U.S. Government and agencies	$ 19,039
Non-US. Sovereign debt	2,309
Corporate Debt	79
Total	$ 21,427

7. Related-Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2016, the balances in these bank accounts totaled approximately $6.7 million, which is included in cash on the statement of financial condition.

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2016, the Company has approximately $207.3 million in unsettled trades related to these trading activities, which are included in payable to brokers, dealers, and clearing organizations on the statement of financial condition.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates.

During the year ended October 31, 2016, the Company entered into certain repurchase and resale agreements with the Bank. At October 31, 2016, the aggregate fair value of such securities sold under agreements to repurchase and the securities purchased under agreements to resell was approximately $5.4 billion and $3.6 billion, respectively. The average maturity of these agreements is less than three weeks. Furthermore, the aggregate contract value of such securities sold under agreements to repurchase and securities purchased under agreements to resell, including accrued interest, was approximately $5.4 billion and $3.7 billion, respectively.

The Company has an existing $20.0 billion unsecured revolving line of credit agreement with Toronto Dominion Holdings (USA) Inc., of which $2.85 billion was drawn as of October 31, 2016. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate.

8. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which covers full-time employees of the Company and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently funded through a trust (the "Trust") established under the Pension Plan.

Funding of retirement costs for the Pension Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

The Company participates in the Pension Plan and the Postretirement Plan (collectively the "Plans") with other Bank affiliates and amounts disclosed in this note is the Company's portion only unless otherwise disclosed. The following tables set forth the financial position of the Plans at October 31, 2016. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plans.

Change in plan assets represents assets of the Plans and are for the benefit of employees of the Company (in thousands):

	Pension Benefit Plan	Postretirement Benefit Plan
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 39,352	$ 45,209
Service cost	398	2,770
Interest cost	1,833	2,065
Actuarial losses and plan changes	4,735	2,952
Benefits/Expenses paid	(1,070)	(792)
Projected benefit obligation at end of year	$ 45,248	$ 52,204
Change in plan assets		
Fair value of plan assets at beginning of year	$ 34,804	$ –
Actual return on plan assets	1,502	-
Company contributions	-	-
Benefits/Expenses paid	(1,070)	-
Fair value of plan assets at end of year	$ 35,236	$ -
Unfunded pension benefit plan liability	$ 10,012	

8. Employee Benefits (continued)

Pension Plan assets as of October 31, 2016 and the benefits paid during 2016 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2016. Actuarial gains and losses occurring in the current year are recognized as increases or decreases in other comprehensive income as they arise.

The assumptions used to calculate funded status as of October 31, 2016, are as follows:

	Weighted-Average Assumptions as of October 31, 2016	
	Pension Benefit Plan	Postretirement Benefit Plan
Discount rate	4.0%	3.9%
Rate of compensation increase	N/A	N/A

In determining the expected long-term rate of return on plan assets, the Company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premiums associated with other asset classes and the expectations of future returns over a 20-year time horizon on each asset class. The expected return for each asset class is then weighted based on the plan's target asset allocation. Consideration is also given to expectations of value added by active management net of investment expenses.

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting

8. Employee Benefits (continued)

long-term strategic targets and monitoring asset allocations. Pension Plan assets within the Trust are for the entire Pension Plan and consist of the following (dollars in thousands):

	Fair Market Value	Percentage
Assets		
Cash Equivalents	$ 380	0.79%
Mutual Fund	47,773	99.21
Total	$ 48,153	100.00%

The strategic target of Pension Plan asset allocations is as follows:

	Target Asset Allocation
Equity securities	38%
Debt securities	62%

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end as reported in an active market, and, thus, fall under Level 1 hierarchy of fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

8. Employee Benefits (continued)

The expected benefit payments of the Company are as follows (in thousands):

Year Ending October 31:

2017	1,700
2018	1,872
2019	2,077
2020	2,280
2021	2,479
Next five years	16,436

For measurement purposes in the Postretirement Plan, a 7.0% annual rate of increase in the per capita cost of health care benefits was assumed for the year 2016 – 2017. The rate is assumed to decrease gradually to 5.0% for 2022 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components for the year ended October 31, 2016	$ 1,033	$ (778)
Effect on postretirement benefit obligation	10,246	(7,891)

Effective January 1, 2009, the Company made the decision to freeze the Pension Plan for highly compensated employees, as defined by the Internal Revenue Service, based on the employees' fiscal 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during fiscal 2006 retirement choice period will continue to accrue benefits under the Pension Plan with a minimum guaranteed per month

8. Employee Benefits (continued)

payable as a life annuity. In place of the Pension Plan, the Company's defined contribution 401(k) was enhanced, with the benefits, rights and features of the 401(k) plan remaining substantially the same.

The Bank's contribution retirement plan (401(k) savings plan) covers most of the employees of the Company and the Bank.

As discussed in Note 2, the Company provides stock-based pay in the form of RSUs. As of October 31, 2016, the outstanding number of awards granted was 1.7 million shares and the related liability was approximately $88 million. The amount vested and paid during the year was approximately $25 million.

9. Subordinated Borrowing

The Company owes TDH the following amounts pursuant to subordination agreements approved by FINRA:

Amount		Maturity	Rate
$	335,000,000	09/30/18	1-month LIBOR + 1/8 of 1%
$	250,000,000	05/31/18	1-month LIBOR + 1/8 of 1%
$	500,000,000	05/31/18	1-month LIBOR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in accrued expenses and other liabilities on the statement of financial condition and was immaterial as of October 31, 2016.

o

10. Fair Value Measurements

The following table presents at October 31, 2016 the level within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis (in thousands):

Description	Total	Level 1	Level 2	Level 3
Assets				
Financial instruments owned, at fair value				
U.S. Government bonds	$ 13,628,437	$ 498,551	$ 13,129,886	$ -
U.S. Corporate bonds	180,593	-	180,593	-
U.S. Common shares	1,626	1,626	-	-
Municipal Bonds	105,240	-	105,240	-
Exchange traded Options	93	93	-	-
Totals	$ 13,915,989	$ 500,270	$ 13,415,719	$ -

Description	Total	Level 1	Level 2	Level 3
Liabilities				
Financial instruments sold, but not yet purchased, at fair value				
U.S. Government bonds	$ 9,600,464	$ 203,331	$ 9,397,133	$ -
U.S. Corporate bonds	87,384	-	87,384	
Exchange traded options	31	31	-	
	$ 9,687,879	$ 203,362	$ 9,484,517	$
Listed Futures	5,390	5,390	-	-
Totals	$ 9,693,269	$ 208,752	$ 9,484,517	$

Other financial instruments are recorded by the Company at contract amounts, which approximate fair value and include cash (Level 1); receivables from and payables to broker, dealers and clearing organizations (Level 2); receivables from and payables to affiliates (Level 2); and collateralized financing agreements (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

11. Income Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. TDSL is treated as a disregarded entity for U.S. tax purposes, and files combined state and local income tax returns with TDH, as well as stand-alone returns in multiple jurisdictions.

The Company recognizes the federal, state and local deferred taxes associated with various temporary differences. The deferred tax asset of $60.9 million consists primarily of deferred compensation and foreign tax credit ("FTC") carry forwards. The Company has recorded a valuation allowance of $9.9 million related to a FTC carry forward of $15.3 million for which management believes it is more likely than not that the Company will not realize this deferred tax asset. As a result, the deferred tax assets are $50.9M, net of valuation allowance. The $9.9 million valuation allowance comprises a $10.4 million valuation allowance recorded at October 31, 2015, and a net decrease of $0.5 million of valuation allowance during the year ended October 31, 2016. The FTC carry forwards begin to expire in 2019.

ASC 740-10 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions and classification of interest and penalties, and requires additional disclosures on tax reserves.

At October 31, 2016, the Company had approximately $12.2 million of state and local related unrecognized tax benefits, of which $7.9 million would affect the Company's effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at beginning of year	$ 11,764
Additions based on tax positions related to current year	221
Additions based on tax positions related to prior year's position	209
Balance at end of year	$ 12,194

11. Income Taxes (continued)

At October 31, 2016, the Company had accrued $0.18 million for interest, net of tax effect.

The Company operates in the U.S., Canada and other tax jurisdictions, and various years ranging from 2005-2015 remain subject to examination by tax authorities.

12. Regulatory Requirements

As a registered broker-dealer and member of FINRA, TDSL is subject to the Uniform Net Capital Rule (SEA Rule15c3-1) and CFTC Regulation 1.17 and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined, which was $2.2 million as of October 31, 2016.

At October 31, 2016, TDSL's net capital, as defined, was $1,308.5 million, which exceeded the minimum requirement under SEA Rule 15c3-1 by $1,306.3 million. The percentage of net capital to aggregate debit items was 1,207.66%.

In addition to SEA Rule 15c3-1, TDSL is subject to a minimum net capital requirement of $150 million mandated by the Federal Reserve Bank of New York because of TDSL's status as a Primary Dealer. At October 31, 2016, TDSL's net capital, as defined, of $1,308.5 million exceeded the minimum requirement by $1,158.5 million.

"The Company is also subject to CFTC Regulation 1.17, which requires the Company to maintain minimum net capital of $1,000,000. TDSL's net capital, as defined, of $1,308.5 million exceeded the minimum requirement by $1,307.5 million

As of October 31, 2016, U.S. Treasury securities with a market value of approximately $52.9 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with SEA Rule 15c3-3.

The Company has entered into appropriate proprietary accounts of broker-dealers ("PAB") agreements with its clearing firms, and the clearing firms have not given notice to the Company that they did not maintain adequate PAB reserves in order for the Company to classify its proprietary accounts held at the clearing firms as allowable assets in the Company's net capital computations.

13. Derivative Instruments

The Company trades and takes proprietary positions in listed futures and options. The Company uses these instruments for trading, as well as for asset and liability management. The Company manages its trading positions by employing various risk mitigation strategies, including diversification of risk exposures. The Company manages the market risk associated with its trading activities on an individual product basis.

Credit risk with respect to derivative instruments arises from the potential failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants.

As of October 31, 2016, the Company had the following futures contracts outstanding (dollars in thousands):

	Number of Contracts Outstanding		Market Value	
	Long	Short	Asset	Liability
Eurodollar	2,778	11,209	$ 59	$ 144
Interest	1,289	17,498	2	5,307
Total	4,067	28,707	$ 61	$ 5,451

Changes in the market value of these futures contracts are settled on a daily basis and recognized in payable to brokers, dealers and clearing organizations, in the statement of financial condition. On average, the Company buys approximately 9,000 futures contracts and sells 9,000 futures contracts per month.

14. Fixed Assets

Fixed Assets at October 31, 2016, consist of the following (in thousands):

	Gross Assets	Accumulated Depreciation and Amortization	Net Assets
Property & Equipment	12,881	(7,129)	$ 5,752
Leasehold Improvements	19,688	(10,056)	9,632
Capitalized Software	13,450	(6,282)	7,168
Total	46,019	(23,467)	$ 22,552

15. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for clients. These activities may expose the Company to risk in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

Off-balance sheet contracts are valued at fair value. The Company monitors its positions continuously to reduce the risk of future loss due to changes in the market value of its financial instruments or failure of counterparties to perform.

15. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing, such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to the off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and in Canada on behalf of its clients and for its own account. The Company's client base and trade counterparties are located primarily in the United States and Canada. At October 31, 2016, approximately $134 million of the balance shown as cash on the statement of financial position is held with a single counterparty.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

16. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases that expire in the year 2021, with provision for renewal.

16. Commitments and Contingencies (continued)

Future minimum payments under the Company's leases as of October 31, 2016, are as follows (in thousands):

2017	$	11,244
2018		11,346
2019		11,354
2020		10,507
2021		5,093
Total	$	49,544

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management, no accruals are necessary as of October 31, 2016 as a loss contingency is not probable.

17. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event a counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

At October 31, 2016, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

18. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events)* to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is available to be issued require accounting as of the balance sheet date or disclosure in the financial statements. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and determined that no such events have occurred.